Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 16 September 2004

ORK – Trade subject to notification – exercised options

On 15 September 2004, in connection with its option programme, Orkla exercised 9,334 options; 3,334 at a strikeprice of NOK 135 and 6,000 at a strikeprice of NOK 132.

A total of 1,828,140 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,830,307 shares.

dlw 9/27

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 16 September 2004

ORK – Notification of ownership

Orkla ASA has today 16 September 2004 bought 400,000 shares in Medi-Stim ASA. After this transaction Orkla owns 1,345,000 shares, which represents 6.9 % of the share capital and votes in Medi-Stim ASA.